Exhibit 10.1

January 4, 2008

PERSONAL & CONFIDENTIAL

C. Thomas Richardson
[Home address redacted]

Dear Tom:

  I am pleased to extend this offer of employment to you as Executive Vice President of NYFIX, Inc. (“NYFIX” or the “Company”) and as Chief Executive Officer of the Transaction Services Division of NYFIX (the “Division”) at our 100 Wall Street, New York, New York location. In your new position, you will report directly to the Chief Executive Officer of NYFIX. Your employment commencement date (the “Employment Commencement Date”) will be the earlier of (i) March 1, 2008, and (ii) ten (10) days following the closing of the pending acquisitions of the Boston Stock Exchange, Inc. (“BSE”) by the NASDAQ and the Boston Options Exchange, Inc. by the Montreal Exchange, with the understanding that this agreement shall be terminable by written notice by NYFIX in its sole discretion, without further obligation by NYFIX to you, should you fail to commence full-time employment on or before March 1, 2008.

Your initial job duties shall be as set forth on Attachment A. (Please note that this offer is contingent upon you possessing the regulatory licenses required to perform your job duties, which consist of the Series 7, Series 63 and Series 24 licenses).

You will be compensated at an annualized base salary of $300,000, which may be increased (but not decreased) in the sole discretion of NYFIX (the “Base Salary”). In addition, you will receive a sign-on cash bonus of (a) $100,000, plus (b) $75,000 less any amounts that you may receive in stay bonus payments from another organization, pursuant to the written letter which you previously provided to NYFIX, which you would otherwise forfeit as a result of your employment hereunder (the “Sign-On Bonus”), less applicable withholdings, payable on the first payroll date following your Employment Commencement Date. The portion of the Sign-On Bonus referenced in subparagraph (a) above will be subject to full repayment to and recapture by NYFIX (net of all income and other taxes thereon) if you cease to be employed (unless terminated by NYFIX without “Cause“ or you elect to terminate your employment with the Company for “Good Reason”, both as defined in Attachment A) on or before the six-month anniversary of the Employment Commencement Date.

During your employment hereunder, you will be eligible to participate in the Annual Incentive Plan (“AIP” or cash bonus plan). Your cash bonus target will be set at 75% of Base Salary (the “Target Bonus”), adjusted by multiplying the Target Bonus by a factor ranging from 0% to 200% based on actual consolidated revenue and operating EBITDA achieved by NYFIX. Your payout will be calculated on this adjusted performance target based on the achievement of Corporate (40% weighting), Division (40% weighting) and individual (20% weighting) goals established by the Company following discussion with you. For 2008 only, the guaranteed minimum payout under the AIP will be the 75% target amount, or $225,000, and such 2008 bonus will be prorated for the period of time employed unless your Employment Commencement Date is on or before March 1, 2008.

You also will be eligible to receive an additional cash bonus (the “Additional Bonus”) for calendar 2008 based on annual incremental organic Division Net Revenue growth (excluding the impact of acquisitions) over calendar 2007 at the following rates:

Cumulative Amount

First $5 million	1%

Next $5 million	2%

Next $15 million	3%

Next $15 million	4%

Amounts above $40 million	5%

Notwithstanding the foregoing, the Additional Bonus for 2008 shall not be less than $150,000. An example of the manner in which the Additional Bonus shall be calculated is set forth on Attachment D to this agreement.

During your employment hereunder after 2008, you also will be eligible to receive an Additional Bonus based upon growth amounts and associated rates for future years as established no later than March 31 of each respective year by the Board of Directors of NYFIX following discussion with you. Net Revenue for this purpose shall mean the gross organic operating revenue generated by the Division, including commissions, net spread on securities lending transactions and subscription revenue, less internal charges from other NYFIX businesses for the subscribed services, clearing fees, third party execution costs, soft dollar expenses and licensing fees for algorithmic trading software. The 2008 Additional Bonus will be prorated for the period of time employed unless your Employment Commencement Date is on or before March 1, 2008.

All bonus payments (other than the Sign-On Bonus) shall be subject to your being in the employ of NYFIX on the date payment is made (unless you are terminated after December 31 of the applicable year without “Cause” or you terminate your employment following December 31 of the applicable year for “Good Reason”, both as defined below, in which case any bonus earned in the prior applicable year shall be paid to you when bonuses are otherwise paid to other senior executives), and shall be made at the same time as bonuses are paid to other senior executives of NYFIX, but in no event later than March 15 of the applicable following year.

On the same date as the first regularly scheduled meeting of NYFIX’s Compensation Committee after you begin your consultancy with NYFIX (which will be February 6, 2008 assuming you commence your consultancy prior to that date) (the “Grant Date”), you will be granted an initial equity award of options to purchase the Company’s common stock: 300,000 time based stock options, 125,000 Corporate Performance based stock options, and 175,000 Division Performance based stock options; all with an exercise price equal to the closing price of the Company’s common stock on the Grant Date.

If not sooner vested and unless previously forfeited, and except as provided below, all of the time based stock options shall vest based on continued employment as follows:

(i) 25% of the time based stock options shall vest on the first anniversary of the Grant Date; and

(ii) the remaining 75% of the time based stock options shall vest ratably over each of the next 36 months such that 100% of the time based stock options are vested on the 4th anniversary of the Grant Date.

Performance stock options (both Corporate and Division) will be earned and vest as follows:

Twenty-five percent (25%) will be earned (if the applicable performance measures in respect of calendar years 2008, 2009, 2010 and 2011, respectively, are met) on each of March 10, 2009, March 10, 2010, March 10, 2011 and March 10, 2012. The applicable performance measures will be delivered to you by March 31 of each respective year (e.g., the Corporate and Division performance measures for the performance based stock options which may be earned on March 10, 2009, will be delivered to you by March 31, 2008), following discussion with you. Provided you are employed on the respective vesting dates, performance based stock options earned on March 10, 2009 will vest on March 10, 2010; performance based stock options earned on March 10, 2010 will vest on March 10, 2011; performance based stock options earned on March 10, 2011 and March 10, 2012 will vest on March 10, 2012. The Company and you understand and agree that for any year, based on performance achieved at the Company and/or Division level, you may earn both the Corporate and Division based performance stock options or one or the other of the Corporate or Division based performance stock options.

All performance based stock options that are unearned will be carried forward and may be earned and vested on March 10, 2012 based on the achievement of specified performance measures for the 2011 fiscal period (which may differ from the measures for the 25% eligible portion available for earning on March 10, 2012). The performance measures used for this carry forward feature will be delivered to you by March 31, 2011, following discussion with you.

The complete terms of the time based and performance based stock options will be set forth in separate stock option agreements, provided that such stock option agreements shall not contain terms or conditions which are inconsistent with this agreement.

You will be eligible to receive four (4) weeks of vacation each calendar year, which will be pro rated for 2008 for the period of time employed unless your Employment Commencement Date is on or before March 1, 2008.

You will also be eligible to receive reimbursement of reasonable attorney’s fees for review of your employment agreement up to a maximum of $15,000, which amount shall be paid to you at the same time as the Sign On-Bonus, provided that such date is on or before March 1, 2008.

NYFIX will indemnify you to the fullest extent permitted by law pursuant to the Company’s by-laws for all expenses, costs, liabilities and legal fees which you may incur in the discharge of your duties hereunder.

NYFIX offers employees and their eligible dependents a variety of group health insurance benefits, the premium costs of which are currently shared by employees and NYFIX. Coverage under these programs commences on the first day of employment. Information regarding these programs and other company benefits along with guidelines concerning employment may be found in NYFIX’s Employee Handbook, a copy of which is issued at the beginning of one’s employment and is available at any time from NYFIX’s Human Resources department. During the term of employment hereunder, you shall be entitled to participate in all health, insurance, retirement, compensation, incentive and perquisite plans and benefits generally provided to other senior executives of the Company from time to time.

I would appreciate your considering our offer and advising me of your decision by January 8, 2008. NYFIX will be unable to hold the offer open beyond this date. This offer is contingent upon your providing the Company sufficient proof of your authorization to work in the United States. On your Employment Commencement Date please bring documents sufficient to complete the required U.S. Citizenship and Immigration Services I-9 form. For your convenience, a list of acceptable documents is attached to this letter.

You should be aware that NYFIX employees are not permitted to make any unauthorized use of documents or other information in their employment with NYFIX which could properly be considered or construed to be confidential or proprietary information of another individual or company. Likewise, NYFIX employees may not bring with them any confidential documents or other forms of tangible confidential information onto the premises of NYFIX relating to their prior employer(s)’ business.

This letter will also confirm that (a) you have furnished to NYFIX a copy of any existing employment agreements you may have with your current employer, and (b) except as set forth in such existing employment agreement, you are subject to no contractual or other restriction or obligation which is inconsistent with your accepting this offer of employment and performing your duties on your Employment Commencement Date.

As an inducement to cause NYFIX to extend this employment offer you must sign the accompanying documents that set forth the obligations you will have to NYFIX upon becoming an employee concerning, generally, the ownership of inventions and intellectual property and confidential treatment of NYFIX information. You also must sign the accompanying arbitration agreement.

Your employment with NYFIX will be governed by the Company’s policies and procedures which may change from time to time, all as disclosed to you. In addition, due to the technically sophisticated nature of its business, NYFIX has a number of policies regarding use of and access to its computer and other electronic systems. By accepting this offer of employment you are agreeing that you will abide by and remain familiar with NYFIX’ various policies and procedures that will be applicable to you, all as disclosed to you.

While we certainly hope that your employment with NYFIX will be long and mutually rewarding, this offer is not a guarantee of employment for a specific period of time. You should understand that you are an employee at-will, which means that either you or NYFIX may terminate your employment for any reason (or no reason), at any time, with or without notice. Please understand that no supervisor, manager or representative of NYFIX other than the Chief Executive Officer or the Chief Financial Officer has the authority to enter into any agreement with you for employment for any specified period of time or to make any promises or commitments contrary to the forgoing. Further, any employment agreement entered into with you by the Chief Executive Officer or the Chief Financial Officer shall not be enforceable unless it is in a formal written agreement and signed by you and one of these designated company representatives. In the event your employment hereunder is terminated by NYFIX or you, you will be subject to the Duties Upon Termination as set forth on Attachment B. Notwithstanding the above, in the event you terminate your employment for “Good Reason” or the Company terminates your employment without “Cause” (“Good Reason” and “Cause” are defined on Attachment “A”), and not in the case that NYFIX terminates this Agreement for your failure to commence full-time employment on or before the date set forth above, provided you sign a Release containing generally the release language attached as Attachment E to this Agreement (the “Release”) you will receive and be provided with (i) twelve (12) months’ Base Salary at your then-current rate, less required withholdings, payable in accordance with the Company’s normal payroll practices; (ii) Base Salary through the date of termination; (iii) the terms of all stock options, restricted stock and other equity awards (“Equity Awards”) shall be as provided in the applicable plan and award documents (as attached hereto); (iv) any reasonable expense reimbursements due to you pursuant to NYFIX policy; (v) at the Company’s sole expense, continued participation in all medical, dental, vision and hospitalization insurance coverage and benefits in which you were participating on the date of the termination of employment for a twelve (12) month period, provided that, to the extent that the Company’s plans, programs and arrangements do not permit such continuation of your participation following your termination, the Company shall reimburse you the costs for COBRA coverage during the period referenced in subparagraph (i) above during which you are eligible for such coverage; (vi) other benefits, if any, in accordance with applicable plans, programs and arrangements of the Company; and (vii) a prorata cash AIP bonus and Additional Bonus for the year of termination (provided that if the year of termination is 2008, such AIP bonus and Additional Bonus payment shall not be less than $375,000 in total, less required withholdings) paid when bonuses are paid to other senior executives but not later than March 15 of the applicable following year. Alternatively, in the event you terminate your employment for Good Reason or the Company terminates your employment without Cause within one (1) year of a Change in Control, as defined in Attachment “A,” you will receive and be provided with all of the payments and benefits set forth in clause (i) through (vii) above, except that, notwithstanding clause (i) above, you shall receive twenty-four (24) months’ Base Salary at your then-current rate, less required withholdings, provided you execute a Release containing generally the release language attached as Attachment E to this Agreement. In addition, in the event that NYFIX terminates your employment without Cause or you terminate your employment for Good Reason (as those terms are defined in the plan and grant documents) within twelve (12) months of a Change in Control, the terms of all Equity Awards shall be as provided in the applicable plan and award documents (as attached hereto), and the term of the non-competition provisions contained in Attachment B, subparagraph (b) shall be reduced from twelve (12) months to six (6) months.

The parties hereto agree to the tax and related provisions set forth on Attachment C.

Except as otherwise expressly set forth in this Agreement, upon the expiration of the term of employment hereunder, the respective rights and obligations of the parties shall survive such expiration to the extent necessary to carry out the intentions of the parties as embodied in the rights and obligations of the parties under this Agreement. This Agreement shall continue in effect until there are no further rights or obligations of the parties outstanding hereunder and shall not be terminated by either party without the express prior written consent of both parties.

This offer constitutes the entire understanding and contains a complete statement of all the agreements between you and NYFIX regarding the subject matter hereof and supersedes all prior and contemporaneous verbal or written agreements, understandings or communications regarding such subject matter.

Thank you for your interest in employment with NYFIX. We look forward to hearing from you soon. Meanwhile, if you have any questions regarding our offer or NYFIX more generally, please contact me.

Very truly yours,

/s/ Steven R. Vigliotti
Steven R. Vigliotti
Chief Financial Officer

Accepted and Agreed:

/s/ C. Thomas Richardson
C. Thomas Richardson

January 4, 2008
[Date]

Attachment A

Duties and responsibilities to consist of:

•	Overall P/L responsibility for the Division providing thought leadership and strategic direction, including plans for accelerated growth and aggressive market capture.

•	Manage and further develop a team of world class business leaders to run the day-to-day operations of NYFIX Millennium, NYFIX International (Euro Millennium), and NYFIX Securities.

•	Further establish the NYFIX/Millennium brand and business as a market leader and global franchise.

•	Further establish a world class reputation for quality of operations and service and for product innovation.

•	Organically grow the Division and develop inorganic strategic opportunities for growth.

•	Measure and track the growth of the Division against the underlying trends and opportunities in the market.

•	Participate in the overall management of NYFIX as a member of the Senior Leadership Team.

•	Other duties and responsibilities as may be assigned to you by the CEO of NYFIX as and if needed and which are consistent with the foregoing and with your position and titles.

The term “Cause” shall mean (i) you are convicted of any felony or other crime involving securities law violations or banking law violations; (ii) you engage in an act which involves moral turpitude or which, if generally known, would or might reasonably have an adverse effect on the business, assets, properties, results of operations, financial condition, personnel or prospects of NYFIX, as determined by the Company in good faith; (iii) you engage in the use of controlled substances, medication, or alcohol, which impairs the performance of your duties; (iv) you engage in any act of gross negligence or willful misconduct materially injurious to NYFIX; (v) you misappropriate any assets (other than de minimus assets) or business opportunities of the Company or any of its Affiliates; (vi) you embezzle or commit fraud or instruct other employees to do so; or (vii) you willfully fail or refuse to substantially perform in any material respect your duties or responsibilities hereunder (other than due to death or disability), which failure is not cured within ten (10) business days following notice by NYFIX.

The term “Good Reason” shall mean the occurrence of any of the following events without Employee’s consent: (i) a material diminution in your duties or responsibilities, the assignment to you of duties or responsibilities which are materially inconsistent with your position, a change in your reporting structure, or any diminution in your titles; (ii) a reduction in your Base Salary and Target Bonus opportunity (in total) ; (iii) a relocation of your principal office to a location greater than fifty (50) surface miles from your prior principal office; or (iv) a breach by the Company of any material provision of the Employment Agreement.

The term “Change in Control” means (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of NYFIX to any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act")) other than Warburg Pincus Private Equity IX, L.P. or any of its affiliates; (ii) any person or group (as defined above), other than the Warburg Pincus Private Equity IX, L.P. or any of its affiliates, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the voting stock of NYFIX (or, if NYFIX is not the survivor, the survivor), including by way of merger, consolidation or otherwise (other than an offering of common stock of NYFIX to the general public through a registration statement filed with the Securities and Exchange Commission

Attachment B

DUTIES UPON TERMINATION

1. You acknowledge the highly competitive nature of the business of the Company and the importance to the Company of the confidential business information and trade secrets to which you will have access. Accordingly, you agree that:

(a) During the term of your employment with the Company and continuing until twelve (12) months from the date of separation, howsoever caused, you will not directly or indirectly hire or solicit for employment (1) any then current employee of or consultant to NYFIX (or any subsidiary thereof) (hereinafter collectively “NYFIX”) or (2) any person who was an employee of or consultant to NYFIX within six (6) months of the date that you begin to solicit or offer to hire such person. Anything to the contrary notwithstanding, the Company agrees that the following shall not be deemed a violation of this subsection (a): (i) responding to an unsolicited request for an employment reference regarding any former employee of the Company from such former employee, or from a third party, by providing a reference setting forth his personal views about such former employee, or (ii) if an entity with which you are associated hires or engages any employee of the Company or any of its subsidiaries, if you were not, directly or indirectly, involved in hiring or identifying such person as a potential recruit or assisting in the recruitment of such employee; and

(b) Within twelve (12) months following the termination of your employment, you will not become associated with (as an employee, partner, director of or consultant to), provide services to or have any financial interest in, any Competing Business, or any start-up venture that proposes to be, or holds itself out as, an actual or potential Competing Business. For purposes of this paragraph, “Competing Business” shall mean a business that competes with the business of NYFIX (or any subsidiary thereof), or any business in which NYFIX (or any subsidiary thereof) is actively contemplating being engaged in on the date of the termination of your employment (and of which you have knowledge). A Competing Business, however, shall not be deemed to include the business engaged in by any affiliated company or division of a Competing Business so long as such affiliated company or division does not itself engage in the Competing Business. You have represented to NYFIX that you currently own 6,125 units in Level LLC, representing less than five (5%) of the outstanding units in that company; NYFIX acknowledges that such ownership interest shall not be deemed a violation of the terms of this paragraph. You represent that the terms of this Agreement and the separate Consulting Agreement do not violate the terms of your Membership Agreement with LeveL LLC.

2. Upon any termination of your employment, you shall promptly deliver to the Company all Company property, together with all models, samples, hardware, equipment, notes, books, files, reports, machine readable program codes, object and source code items and manuals, correspondence, drawings, other written and graphical records, and other computer system documentation (herein collectively referred to as “Company materials”) in your possession or under your control relating to the business of the Company. Such Company materials are deemed to be the exclusive property of the Company, and Employee shall not make or retain any copies thereof. Anything to the contrary notwithstanding, you shall be entitled to retain (i) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and rolodexes, personal files and phone books, (ii) information showing your compensation or relating to reimbursement of expenses, (iii) information that you reasonably believe may be needed for tax purposes and (iv) copies of plans, programs and agreements relating to the terms of your employment, or termination thereof, with the Company.

Attachment C

TAX PROVISIONS

The parties hereto intend that all benefits and payments to be made to you under this agreement will be provided or paid to you in compliance with all applicable provisions of section 409A of the Code and the regulations issued thereunder, and the rulings, notices and other guidance issued by the Internal Revenue Services interpreting the same (“the Section 409A Rules”), and this agreement shall be construed and administered in accordance with such intent. The parties also agree that this agreement may be modified, as reasonably requested by either party, to the extent necessary to comply with all applicable requirements of, and to avoid the imposition of any additional tax, interest and penalties under, the Section 409A Rules in connection with, the benefits and payments to be provided or paid to you hereunder. Any such modification shall maintain the original intent and economic benefit to you of the applicable provision of this agreement, to the maximum extent possible without violating the Section 409A Rules. Neither you nor the Company may accelerate or defer any payment due hereunder except as specifically permitted or required by the Section 409A Rules. Notwithstanding the foregoing or anything to the contrary contained in any other provision of this agreement, if you are a “specified employee” within the meaning of the Section 409A Rules at the time of your “separation from service” within the meaning of the Section 409A Rules, then any payment otherwise required to be made to you under this agreement on account of your separation from service, to the extent such payment (after taking in to account all exclusions applicable to such payment under the Section 409A Rules) is properly treated as deferred compensation subject to the Section 409A Rules, shall not be made until the first business day after (i) the expiration of six (6) months from the date of your separation from service, or (ii) if earlier, the date of your death (the ”Delayed Payment Date”). On the Delayed Payment Date, there shall be paid to you or, if you have died, to your estate, in a single cash lump sum, an amount equal to aggregate amount of the payments delayed pursuant to the preceding sentence.

Notwithstanding any other provision in this Agreement to the contrary, all expenses eligible for reimbursement hereunder shall be paid to you promptly in accordance with the Company’s customary practices (if any) applicable to the reimbursement of expenses of such type, but in any event by no later than December 31 of the calendar year following the calendar year in which such expenses were incurred. The expenses incurred by you in any calendar year that are eligible for reimbursement under this Agreement shall not affect the expenses incurred by you in any other calendar year that are eligible for reimbursement hereunder. Your right to receive any reimbursement hereunder shall not be subject to liquidation or exchange for any other benefit.

Attachment D

ADDITIONAL BONUS EXAMPLE

Assumption:		For the applicable year (compared to the prior year), net organic revenue growth of the Division equals $11 million

Calculation:		.01 (first $5 million) + .02 (next $5 million) + .03 (next $1 million)

	=	$50,000 + $100,000 + $30,000

	=	$180,000 Additional Bonus

Attachment E

Sample Release

You hereby irrevocably and unconditionally release and discharge NYFIX, its affiliated companies, and its and their former and current officers, directors and employees from liability for any claims, causes of action and demands that you have or may have against it and them as of the date of your signing this letter agreement, whether they are known or unknown to you, relating in any way to your employment with NYFIX, including without limitation any claims, causes of action and demands related to or for breach of express or implied contract, violation of public policy, negligence, interference with contractual or business relations or any other tort, or arising under or asserting any violations of any federal, state or local laws, rules or regulations, any fair employment practices or other employee relations statutes (including without limitation Title VII of the Civil Rights Act of 1964, the New York State Human Rights Law, the New York City Human Rights Law, the New York Labor Law, the Connecticut Fair Employment Practices Act, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Americans with Disabilities Act of 1990 and the employment laws and regulations of the States of New York and Massachusetts), or arising under or asserting violations of any rule, executive order, law or ordinance, or any other obligation. Nothing herein, however, shall prevent you from exercising any rights under the Older Workers Benefit Protection Act to challenge the validity of this waiver and release of ADEA claims pursuant to this letter agreement and nothing herein shall interfere with your COBRA rights. Further, nothing herein shall release Company or any other releasee from any claims based on (i) any right you may have to enforce the Employment Agreement or this letter agreement, (ii) any right or claim that arises after the date of this letter agreement, (iii) any right you may have to accrued benefits or entitlements under any applicable plan, agreement, program, award, policy or arrangement of Company, (iv) your eligibility for indemnification and advancement of expenses in accordance with applicable laws or the certificate of incorporation and by-laws of Company, or any applicable insurance policy or (v) any right you may have to obtain contribution as permitted by law in the event of entry of judgment against you as a result of any act or failure to act for which you, on the one hand, and Company or any other releasee, on the other hand, are jointly liable.